

CARRICK GOLD LIMITED

ACN 120 405 934

Level 9, 37 St George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533 Web: www.carrickgold.com


SEC MAIL PROCESSING
RECEIVED
MAY 0 1 2006
WASH, D.C.


06013003

SEC File No. 82-34948

Quarterly Report

for period ending 31st March 2006

SUPPL

2 Million Ounce Gold Resource and Significant Increase Expected

Highlights

Continuing High Grade Intersections at Kalpini
Phoenix Gold Fund Becomes a Substantial Shareholder
Company Lists on the USA OTC Market

Exploration and Development Activities

An aggressive reverse circulation dril programme at Carrick's Kalpini Tenements situated some 55km ENE of Kalgoorlie (Figure 1) has identified two parallel high grade mineralised structures with a combined strike length of over 1.5km.

Further reverse circulation drilling is continuing with 57 holes being completed to date. One metre samples are still outstanding for 17 holes.

SIGNIFICANT HIGH GRADE INTERCEPTS include:

KPRC15	3 metres @	6.65g/t	inc. 1 metre @ 17.26g/t	from 31 metres
KPRC15	2 metres @	18.58g/t	inc. 1 metre @ 29.76g/t	from 48 metres
KPRC16	2 metres @	9.11g/t	inc. 1 metre @ 16.63g/t	from 50 metres
KPRC17	2 metres @	15.51g/t	inc. 1 metre @ 22.44g/t	from 48 metres
KPRC20	2 metres @	20.26g/t	inc. 1 metre @ 39.96g/t	from 63 metres
KPRC26	6 metres @	12.1g/t	inc. 1 metre @ 50.24g/t	from 27 metres
KPRC27	4 metres @	6.05g/t	inc. 1 metre @ 18.9g/t	from 78 metres

HOLE ID	HOLE COORDINATES				HOLE ORIENTATION			
	LOCAL	LOCAL	EGDA	NGDA	DEPTH	AZI.	DIP	RL
KPRC15	42199.42	41200.09	398887.7	6635743	90	190	-60	377.388
KPRC16	42224.63	41200.21	398861.9	8635768	70	190	-60	377.418
KPRC17	42250.08	41200.1	398866.4	6635793	82	190	-60	377.42
KPRC20	42300.17	41250.08	398826.8	6635851	70	190	-60	376.40
KPRC26	42200	41250	398834.64	6635900.35	90	270	-60	377.00

Drilling at Lindsay's during the quarter identified an extension of the central structure some 2km north of previous exploration. Drilling shows good structures of mineralisation and alteration over an area some 80km x 80km and warrants further follow-up exploration.

More than 600 rock chip samples were taken over the Lindsay's trial pit low grade ore dump. The dump was surveyed and an estimated 19,600 tonnes of ore at a grade of 1.5g is available for processing. This ore does not form part of the overall resource calculations as this was mined from the trial pit more than 10 years ago.

Figure 1: Carrick Gold Tenement Location Plan



Lindsays
Gindalbie
Silver Swan
Halfway Hill
Paddington
Kalpini
Camelia
Yarri Rd
El Dorado
Bullock Holes
Lake Penny
Kanowna Belle
Yarri Rd
Kalgoorlie Boulder
Ni Plant
N
Bulong
Superpit

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary